Exhibit 99.3

Dear Sirs/ Mesdames:

RE: United States Securities and Exchange Commission reporting of 2020 Mineral Reserves

I hereby consent to:

a) "KAI" Ltd. being named in this report on Form 6-K (the “6-K”) of ArcelorMittal, which, as explained in the 6-K, the Company is filing to reflect the retrospective application of certain changes in its segment information for all periods presented in the Company’s annual report on Form 20-F for the year ended December 31, 2020, as having prepared, with support of ArcelorMittal's local team, the 2019 iron ore reserve estimates considering full life of mine design on the Ukraine Open Pit property (ArcelorMittal Kryvyi Rih Open Pit), and

b) the incorporation by reference of the 6-K into Registration Statements Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-256031 on Form F-3.

For and on behalf of mining consulting firm "KAI" Ltd.:

/s/Nazarenko Mykhailo

Director of "KAI" Ltd.

Nazarenko Mykhailo

Date: 03.06.2021